FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2011
No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On September 07, 2011, the registrant announces SaberTek Joins TowerJazz Design Star Awards Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 07, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

SaberTek Joins TowerJazz Design Star Awards Program

Partnership enhances SaberTek’s customer offerings and increases number of SiGe designs taped into TowerJazz

NEWPORT BEACH and IRVINE, Calif., September 7, 2011—TowerJazz, the global specialty foundry leader, today announced SaberTek, Inc., a leading edge design service and IP provider for mmWave, RF, and analog products has joined its “Design Star Awards Program,” a design center partnership incentive program offered to independent design centers. Through this program, SaberTek will refer new customers and products to TowerJazz, enhancing its SiGe technology offerings and increasing the number of specialty designs taped into TowerJazz. In addition, SaberTek will receive benefits from TowerJazz on products and services ordered for their customers.

The announcement formalizes an existing five-year relationship between TowerJazz and SaberTek, during which SaberTek has successfully completed several developments in TowerJazz processes. Recent developments include W-band receivers for passive imaging and transceivers for MoCA, WCDMA/LTE, as well as 60GHz WiGig and 77GHz car radar.

SaberTek provides comprehensive design services for the development and production of high-performance and advanced mmWave/RF/Analog products and IPs. Its services cover the complete development cycle, from concept and specifications, to prototyping and high volume production.

“We chose to join TowerJazz’s Design Star Awards Program because they have proven to be the SiGe foundry of choice.  As a customer of TowerJazz, they have provided excellent service and quality. Toolboxes and reliable high frequency models provided in their PDK significantly reduce the development risk and duration, especially for mmWave developments,” said Dr. Farbod Behbahani, CEO & President, SaberTek Inc.

“SaberTek joining our Design Star Awards Program evidences the high quality of TowerJazz’s partners and supports our initiative to create a program that offers customers the most complete design services for their devices manufactured using our world-class SiGe technology and other process offerings,” said Ori Galzur, TowerJazz Vice President of Design Center and PDK Development.

About SaberTek, Inc.
SaberTek Inc. provides comprehensive design services for development and production of high-performance and advanced mmWave/RF/Analog products and IP's. Its services cover the complete development cycle, from concept and specifications, to the prototyping and high volume production. It provides high performance and low power IP’s in various CMOS and SiGe BiCMOS processes for wireless applications.

For more information please visit: www.sabertek.com
Contact: sales@sabertek.com

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

For TowerJazz:

Media Contact:
Lauri Julian
(949) 715-3049
lauri.julian@towerjazz.com

Investor Relations Contact:
Noit Levi
+972 4 604 7066
noit.levi@towerjazz.com